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08000066

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northern Abitibi Mining

*CURRENT ADDRESS

PROCESSED JAN 07 2008 E THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04749 FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dle

DAT : 1/8/08

FILE No.
82-4749

9-30-07
AR/S

Northern Abitibi Mining Corp.
Consolidated Financial Statements
September 30, 2007

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

December 11, 2007

Auditors' Report

To the Shareholders of
Northern Abitibi Mining Corp.

We have audited the consolidated balance sheets of Northern Abitibi Mining Corp. as at September 30, 2007 and 2006 and the consolidated statements of net and comprehensive loss and deficit and cash flows for each of the years in the two year period ended September 30, 2007. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended September 30, 2007 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

Northern Abitibi Mining Corp.
Consolidated Balance Sheets

September 30	2007	2006
ASSETS		
Current		
Cash and cash equivalents	$ 834,686	$ 525,629
Accounts receivable	5,192	5,233
Prepaid expenses	17,090	15,949
	856,968	546,811
Other Assets (Note 3)	7,610	9,628
Mineral properties (Note 4)	175,960	65,180
	$ 1,040,538	$ 621,619
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 43,408	$ 16,735
Due to related parties (Note 10)	16,398	4,278
Current portion of asset retirement obligation (Note 5)	3,459	-
	63,265	21,013
Asset retirement obligation (Note 5)	3,300	-
	66,565	21,013
SHAREHOLDERS' EQUITY		
Capital stock (Note 6)	9,902,399	9,143,390
Warrants (Note 6)	132,781	279,779
Contributed Surplus (Note 6)	548,848	298,467
Deficit	(9,610,055)	(9,121,030)
	973,973	600,606
	$ 1,040,538	$ 621,619

Nature and continuance of operations (Note 1)
Commitments (Note 11)

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.

Consolidated Statements of Net and Comprehensive Loss and Deficit

Years Ended September 30	2007	2006
Expenses		
General and administrative (Notes 8 & 10)	**$ 136,888**	$ 80,884
Reporting to shareholders	**40,271**	30,919
Professional fees	**23,442**	20,682
Stock exchange and transfer agent fees	**12,703**	10,151
Foreign exchange loss	**9,294**	4,330
	(222,598)	(146,966)
Other Income (Expense)		
Interest	**24,241**	13,883
Write-down of mineral properties (Note 4)	**(290,668)**	(163,513)
Net and Comprehensive Loss	**(489,025)**	(296,596)
Deficit, beginning of year	**(9,121,030)**	(8,824,434)
Deficit, end of year	**$ (9,610,055)**	$ (9,121,030)
Net and comprehensive loss per share		
Basic and diluted	**$ (0.01)**	$ (0.01)
Weighted Average Shares Outstanding		
Basic and diluted	**43,931,038**	39,312,287

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Consolidated Statements of Cash Flows

Years Ended September 30		2007		2006
Increase (decrease) in cash and cash equivalents:				
Operating activities				
Interest received	$	**24,241**	$	13,883
Cash operating expenses		**(174,720)**		(122,929)
		(150,479)		(109,046)
Investing activities				
Mineral property additions		**(307,212)**		(185,780)
Exploration deposits		**-**		(4,545)
		(307,212)		(190,325)
Financing activities				
Private placement proceeds		**550,000**		-
Cash share issue costs		**(32,287)**		-
Exercise of stock options and warrants		**258,329**		195,199
		776,042		195,199
Foreign exchange loss on cash held in foreign currency		**(9,294)**		(4,330)
Increase (decrease) in cash and cash equivalents		**309,057**		(108,502)
Cash and cash equivalents:				
Beginning of year		**525,629**		634,131
End of year	$	**834,686**	$	525,629

Supplementary Information:

Interest and taxes

No cash was expended on interest or taxes during the years ended September 30, 2007 and September 30, 2006.

Non-cash transactions:

During the year ended September 30, 2007, the Company granted stock options to officers and/or directors resulting in a non-cash charge of $33,500, (2006 – $28,000), being included in general and administrative expenses. Note 8

During the year ended September 30, 2007 the Company issued 200,000 common shares as an initial payment pursuant to the Taylor Brook option agreement and 90,000 common shares as an initial payment pursuant to the Viking option agreement. The non-cash transactions were valued at $29,000 and $23,850, respectively using the closing price of the Company's shares on the share issue date. Non-cash share issue costs of $18,000 that were recognized as a reduction to common stock represented the value assigned to finders' warrants. Note 6 (b).

During the year ended September 30, 2006, the Company cancelled 375,000 escrow shares for no consideration and the average carrying value of the shares of $87,261 reduced capital stock and increased contributed surplus.

See accompanying notes to the financial statements.

1. Nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

These financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to obtain adequate financing or to commence profitable operations in the future. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

2. Summary of significant accounting policies

a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc. NAMCOEX was incorporated by the Company during the year ended September 30, 2005 to acquire the Nevada mineral property interests detailed in Note 4.

b) Financial instruments and comprehensive income

Effective October 1, 2006, the Company adopted the following accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants, (CICA), in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with the CICA Handbook Section 3855, the Company is required to classify all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.

In accordance with the CICA Handbook Section 1530, comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income, if applicable, is included in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains or losses applicable to the Company's subsidiaries that are self-sustaining operations and the effective portion of cash flow hedges. The Company had no "other comprehensive income/loss" transactions during the year ended September 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

2. **Summary of significant accounting policies** (continued)

c) Future accounting changes

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: .Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on October 1, 2007.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

d) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers' acceptances, with terms to maturity of 90 days or less when acquired. The counter-parties are financial institutions. At September 30, 2007, these instruments were yielding an interest rate of 4.7% per annum.

f) Mineral properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. If an area of interest is abandoned, the related costs are charged to operations. The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, available financing, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. Option payments made by the Company are recorded as mineral property costs. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

2. Summary of significant accounting policies (continued)

g) Asset Retirement Obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. A liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

h) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders at the time of renouncement.

i) Foreign currency translation

The Company uses the temporal method of foreign currency translation for transactions incurred corporately in US dollars and for translating the operations of its fully integrated wholly owned US subsidiary. Pursuant to this method, monetary items are translated using the rate in effect at the financial statement date, non-monetary items are translated at the rate in effect on the transaction date and revenues and expenses are translated at the average rate in effect during the period. Gains and losses are recorded in operations for the year.

j) Earnings (Loss) per share

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

Refer to Note 6(c) and (e) for a summary of options and warrants outstanding that could potentially dilute basic earnings per share in the future but were excluded from the calculation in the years disclosed because their effect was anti-dilutive.

2. **Summary of significant accounting policies** (continued)

k) Income taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, a valuation allowance is applied against the excess.

l) Stock-based compensation

The Company follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

3. **Other Assets**

	2007	2006
Exploration deposits	$ 7,610	$ 7,610
Other	-	2,018
	$ 7,610	$ 9,628

4. **Mineral properties**

2007	Total	Newfoundland & Labrador Taylor Brook	Newfoundland & Labrador Viking	Nevada Cold Springs	Other Properties
Exploration expenditures:					
Cumulative exploration costs to Sept. 30, 2006	$ 39,938	$ -	$ -	$ 39,938	$ -
Geological consulting	85,376	38,438	14,775	19,575	12,588
Drilling	158,660	-	-	158,660	-
Trenching	36,412	10,670	25,742	-	-
Travel	25,130	10,936	3,063	4,998	6,133
Field	10,069	7,583	-	2,486	-
Geochemical	23,147	7,140	-	15,032	975
Asset retirement obligation accrual	6,759	3,300	-	3,459	-
Write-down of mineral properties	(263,844)	-	-	(244,148)	(19,696)
Cumulative exploration costs to Sept. 30, 2007	**121,647**	**78,067**	**43,580**	-	-
Property acquisition costs:					
Cumulative acquisition costs to Sept. 30, 2006	25,242	-	-	25,242	-
Acquisition costs incurred	55,895	29,000	25,313	1,132	450
Write-down of mineral properties	(26,824)	-	-	(26,374)	(450)
Cumulative acquisition costs to Sept. 30, 2007	**54,313**	**29,000**	**25,313**	-	-
Total mineral properties Sept. 30, 2007	**$ 175,960**	**$ 107,067**	**$ 68,893**	$ -	$ -

4. Mineral properties (continued)

2006	Total	Nevada Cold Springs	Nevada Silver Park
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2005	$ 9,701	$ -	$ 9,701
Geological consulting	24,526	5,738	18,788
Drilling	71,386	-	71,386
Geochemical analysis	20,743	2,045	18,698
Travel	10,139	4,245	5,894
Reclassified exploration advance	(3,065)	-	(3,065)
Geophysical	27,910	27,910	-
Field	5,834	-	5,834
Write-down of mineral properties	(127,236)	-	(127,236)
Cumulative exploration costs to Sept. 30, 2006	**39,938**	**39,938**	-
Property acquisition costs:			
Cumulative acquisition costs to Sept. 30, 2005	36,277	-	36,277
Acquisition costs incurred	25,242	25,242	-
Write-down of mineral properties	(36,277)	-	(36,277)
Cumulative acquisition costs to Sept. 30, 2006	**25,242**	**25,242**	-
Total mineral properties Sept. 30, 2006	**$ 65,180**	**$ 65,180**	**$ -**

Newfoundland and Labrador, Canada
Taylor Brook
During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/platinum group elements prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter return royalty, half of which can be bought back for $1 million.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payments or equivalent value of shares	Minimum Cumulative Expenditures
Mar. 26, 2007 (issued)	200,000	$ -	$ -
Mar. 19, 2008	300,000	$ -	$ 200,000
Mar. 19, 2009	-	$ 50,000	$ 400,000
Mar. 19, 2010	-	$ 70,000	$ 700,000
Mar. 19, 2011	-	$ 80,000	$ 1,200,000
	500,000	$ 200,000	

4. Mineral properties (continued)

Newfoundland and Labrador, Canada

Viking

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company must also make a cash payment of $15,000 to the underlying property holder in fiscal 2008.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payment	Minimum Cumulative Expenditures
July 16, 2007 (Issued)	90,000	$ -	
February 24, 2008	-	$ 15,000	
July 5, 2008	135,000	$ -	$ 140,000
July 5, 2009	225,000	$ -	$ 350,000
July 5, 2010	310,000	$ -	$ 600,000
July 5, 2011	355,000	$ -	$ 1,200,000
	1,115,000	$ 15,000	

Nevada, USA

Cold Springs

After compilation and interpretation of drilling results from the fiscal 2007 winter drill program, management determined that the Company would not continue to pursue exploration on this property and commenced to look for a joint venture partner to further exploration. A suitable joint venture partner was not found in a timely manner, consequently the Company terminated the acquisition agreement, without penalty or obligations for further payments, and the mineral property costs were written-off during the year ended September 30, 2007.

Silver Park

After compilation and interpretation of drilling results from the fiscal 2006 winter drill program, management determined that the Company would not continue to pursue exploration on this property, terminated the option agreements and, during the year ended September 30, 2006, wrote-off accumulated property costs. The Company has no further cash obligations related to the Silver Park property.

5. Asset Retirement Obligation

Changes in the asset retirement obligation for the year ended September 30, 2007 are as follows:

	2007
Balance, beginning of year	$ -
Change in retirement accrual	6,759
Accretion	-
Balance, end of year	6,759
Current portion of Asset Retirement Obligation	3,459
Non-current portion of Asset Retirement Obligation	$ 3,300

As at September 30, 2007, the Company has recorded a $3,000 US, ($3,459 CDN), accrual for estimated site restoration expenses that will be incurred during the current fiscal year and $3,300 for costs to restore the Taylor Brook, Newfoundland & Labrador property. The US costs pertain to the Company's Nevada properties for which acquisition agreements have been terminated and relate to restoration of the drill pad sites. The Taylor Brook costs are based on expected payments of $4,100 two years hence, discounted at 12% per annum. Management believes that there are no other significant legal obligations as at September 30, 2007 for current and future asset retirement and restoration costs.

The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

6. Capital Stock, Warrants and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Number of Common Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2005	38,712,314	9,008,231	183,206	10,714,286	307,000
Escrow shares cancelled	(375,000)	(87,261)	87,261	-	-
Options exercised	990,000	100,200	-	-	-
Warrants exercised	950,000	122,220	-	(950,000)	(27,221)
Stock-based compensation	-	-	28,000	-	-
Balance Sept. 30, 2006	**40,277,314**	**$9,143,390**	**$298,467**	**9,764,286**	**$279,779**
Private placement net of issue costs of $50,287	4,583,333	380,713	-	2,291,666	119,000
Finders' warrants	-	-	-	208,333	18,000
Warrants exercised	2,276,533	299,646	-	(2,276,533)	(67,117)
Warrants expired	-	-	216,881	(7,569,005)	(216,881)
Stock options exercised	215,000	25,800	-	-	-
Stock issued pursuant to property option agreements	290,000	52,850	-	-	-
Stock-based compensation	-	-	33,500	-	-
Balance Sept. 30, 2007	**47,642,180**	**$9,902,399**	**$548,848**	**2,418,747**	**$132,781**

6. Capital Stock, Warrants and Contributed Surplus (continued)

b) Issued

During the year ended September 30, 2007, the Company closed a non-brokered private placement of 4,583,333 units at a price of $0.12 per unit for gross proceeds of $550,000. Each unit was comprised of one common share and one-half of one share purchase warrant. Officers and directors subscribed to 129,165 units. A cash finder's fee of $25,000 was paid out of the gross proceeds and the Company issued "Finder's Warrants" to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units is comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009. The warrants attached to the private placement units and the finders' warrants were valued at $119,000 and $18,000 respectively using the Black Scholes Option Pricing Model. The assumptions utilized in these calculations included volatility of 76%, a 2 year warrant life, a discount rate of 4.62% and a dividend yield of $Nil.

Subsequent to year end, warrants were exercised to acquire 12,500 common shares at $0.16 per share.

During the year ended September 30, 2006 the Company cancelled 375,000 common shares and returned them to treasury. The shares had been held in escrow pursuant to a property acquisition agreement and the requisite terms of escrow release could not be met. The average carrying cost of these shares was relieved from capital stock and reported as an increase to contributed surplus.

c) Stock options outstanding

	Number of shares		Exercise
Expiry	**2007**	**2006**	**Price**
May 15, 2007	-	275,000	$0.12
March 23, 2008	200,000	200,000	$0.10
August 1, 2011	625,000	625,000	$0.10
December 11, 2011	500,000	-	$0.10
May 8, 2012	100,000	-	$0.15
	1,425,000	**1,100,000**	

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. All of the above-noted outstanding options vested on the grant date. Subsequent to year-end options were granted to officers, directors and one employee to acquire 925,000 common shares at $0.22 per share to October 17, 2012.

d) Stock option transactions

	Number of options	Weighted Average exercise price
As at September 30, 2005	2,372,000	$0.11
Exercised	(990,000)	$0.10
Expired/cancelled	(907,000)	$0.13
Granted	625,000	$0.10
As at September 30, 2006	1,100,000	$0.11
Exercised	(215,000)	$0.12
Expired	(60,000)	$0.12
Granted	600,000	$0.11
As at September 30, 2007	**1,425,000**	**$0.10**

6. Capital Stock, Warrants and Contributed Surplus (continued)

e) Warrant transactions and warrants outstanding

	Warrants at $0.16 expiring May 2, 2009	Finders' warrants at $0.12 expiring May 2, 2009	Warrants at $0.10 expiring March 9, 2007
Balance September 30, 2005	-	-	10,714,286
Warrants exercised	-	-	(950,000)
Balance September 30, 2006	-	-	9,764,286
Warrants issued pursuant to private placement	2,291,666	208,333	-
Warrants exercised	(81,252)	-	(2,195,281)
Warrants expired	-	-	(7,569,005)
Balance September 30, 2007	2,210,414	208,333	-

The $0.16 private placement warrants allow the purchase of the indicated number of shares while the finders' warrants allow the purchase of 208,333 units, (finders' units). Each of the finders' units is in turn comprised of one common share and one-half share purchase warrant. Each whole warrant may be exercised to acquire one common share at $0.16 per share to May 2, 2009. Subsequent to year end, warrants were exercised to acquire 12,500 common shares at $0.16 per share leaving a balance of 2,197,914 of $0.16 warrants outstanding.

7. Financial instruments

The fair market values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The value of cash and cash equivalent investments denominated in US dollars fluctuate with changes in currency exchange rates. Appreciation of US dollar currencies results in a foreign currency gain on such investments and a decrease in US dollar currencies results in a loss. The Company does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates, although it may do so in the future.

8. Stock-based compensation

Included in fiscal 2007 general and administrative expenses is stock based compensation in the amount of $33,500 (2006 - $28,000). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

	2007	2006
Number of options granted	600,000	625,000
Weighted average exercise price	$0.11	$0.10
Weighted average expected stock price volatility	94%	79%
Weighted average risk-free interest rate	3.98%	4.11%
Expected option life	2 years	2 years
Expected dividend yield	-	-

9. Income Taxes

a) Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2007	2006
Computed expected tax recovery at a combined rate of 32% (2006 – 32%)	$ (156,000)	$ (95,000)
Permanent differences	7,000	9,000
Change in valuation allowance	115,000	(44,000)
Loss expiry	39,000	-
Change in tax rate	-	119,000
Other	(5,000)	11,000
	$ -	$ -

The net future income tax asset at September 30, 2007 and 2006 is comprised of:

	2007	2006
Income tax values in excess of book value of mineral properties	$ 1,824,000	$ 1,733,000
Share issue costs and other	13,000	4,000
Losses carried forward	251,000	236,000
Future income tax asset before valuation allowance	2,088,000	1,973,000
Valuation allowance	(2,088,000)	(1,973,000)
Future income tax asset	$ -	$ -

b) The Company has incurred Canadian losses for income tax purposes of approximately $785,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2008	$ 79,000	2015	$ 99,000
2009	$137,000	2026	$108,000
2010	$116,000	2027	$172,000
2014	$ 74,000		

c) As at September 30, 2007, the Company has available the following approximate Canadian tax amounts which may be deducted, at the rates indicated, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expenses	$ 3,617,000	100%
Canadian development expenses	1,474,000	30%
Foreign exploration and development expenses	328,000	10%
Undepreciated capital cost	11,000	20%-30%
	$5,430,000	

10. Related Party Transactions

During the year ended September 30, 2007, the Company was billed $10,500, (2006 - $5,300), for its share of base office lease costs and $9,900, (2006 - $8,500), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. Companies related by virtue of common officers and/or directors, billed the Company $27,700 during the year ended September 30, 2007, (2006 - $17,800), for its share of general and administrative costs and allocated secretarial salaries. Officers of the Company billed $105,300,(2006 - $37,300), for their consulting services rendered during the year ended September 30, 2007, either personally or through their corporate employers. Related party payables at September 30, 2007 and September 30, 2006 related to unpaid consultants' billings and general and administrative and secretarial billings.

10. Related Party Transactions (continued)

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

11. Commitments

Pursuant to sublease agreements, as amended, with a company related by virtue of certain common officers and directors, the Company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the ensuing five fiscal years are as follows:

each of 2008 through 2011	$12,100
2012	$ 3,000

In addition, the Company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate $ 7,000 for the year ended September 30, 2008.

Subsequent to year-end, the Company entered into a drilling contract for a minimum of 1,000 meters of drilling at an estimated committed amount of $120,000. See also Note 4 regarding mineral property acquisition commitments.

12. Segment disclosures

The Company's U.S. mineral acquisition and exploration activities were all undertaken through the Company's wholly owned United States subsidiary, NAMCOEX Inc. during the years ended September 30, 2007 and September 30, 2006. Canadian mineral property exploration and virtually all other expenditures are incurred in Canada. The following categories of revenue and assets allocated to geographic region are as follows:

2007	**Canada**	**United States**	**Total Enterprise**
Interest revenue	$ 24,241	$ -	$ 24,241
Write-down of mineral properties	$ 6,734	$283,934	$ 290,668
Net loss	$ 201,629	$287,396	$ 489,025
Total assets	$1,029,950	$ 10,588	$1,040,538
Capital assets – mineral properties	$ 175,960	$ -	$ 175,960
Additions to capital assets	$ 182,694	$218,753	$ 401,447

2006	**Canada**	**United States**	**Total Enterprise**
Interest revenue	$ 13,883	$ -	$ 13,883
Write-down of mineral properties	$ -	$163,513	$163,513
Net loss	$132,750	$163,846	$296,596
Total assets	$541,227	$ 80,392	$621,619
Capital assets – mineral properties	$ -	$ 65,180	$ 65,180
Additions to capital assets	$ -	$185,780	$185,780

13. Seasonality and Cyclicality

The Company incurs substantially all of its Canadian mineral exploration expenditures during spring, summer and fall. The Nevada properties were not limited by winter weather and consequently exploration could occur during the winter months.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is December 11, 2007. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including without limitation, exploration budgets, data regarding potential mineralization, exploration results and future plans and objectives, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Northern Abitibi Mining Corp., (the Company), trading as NAI on the TSX.V, including its wholly owned subsidiary, NAMCOEX Inc., is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is a less meaningful indicator of its performance or potential.

2) 2007 Highlights

a) The Company entered into option agreements with a well-established and financed explorer, to acquire interests in two promising properties in Newfoundland & Labrador – the Taylor Brook nickel/copper/cobalt/platinum group elements prospect and the Viking gold prospect.
b) The Company completed the stage one and two exploration programs on Taylor Brook including prospecting, mapping, trench excavation and sampling as well as a detailed conductivity and magnetic survey. The Company has identified drill targets, prepared drill pads and has commenced a 10 hole, 1,000 meter drill program.
c) The Company has completed the stage one exploration program on Viking, including mechanized trenching, geological mapping and sampling. The program has uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne, occurring over an area exceeding 1,500 meters in strike length.

2) **2007 Highlights** (continued)

d) The Company completed a private placement financing during the year ended September 30, 2007 for net proceeds of $518,000 and realized another $260,000 through the exercise of warrants and options during the year ended September 30, 2007 and subsequent period.

e) The Company appointed Dr. Stephen Rowins as Vice President Exploration. The Company has benefited, and will continue to benefit from, Dr. Rowins' breadth of experience in ore deposit research and mineral exploration over a career that has spanned work with a number of Junior and Major exploration companies as well as Universities and Research Centers.

3) Mineral Properties

Taylor Brook, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, (200,000 of which were issued March 26, 2007), paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter returns royalty, half of which can be bought back for $1 million.

The Taylor Brook property is located in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization described as the Layden showing. The company that has optioned the property to Northern Abitibi conducted a high resolution Aero TEM II airborne geophysical survey over the property in 2006 and numerous conductive and magnetic targets have been identified. The survey identified four significant airborne conductors that occur immediately adjacent to the high grade Layden showing. The largest of these conductors is about 600 meters by 100 meters in size.

The Company completed a first phase exploration program on this property in late June, 2007 at a cost of approximately $44,000. This was an increase over the initial budget of $35,000 due to the addition of a second experienced field geologist. The program was successful in expanding the known area of mineralization and identifying several targets for follow up exploration and/or drill testing. The program included taking 177 soil samples and 60 rock samples, prospecting, mapping and excavating six trenches. Three discrete nickel in soil anomalies have been identified on, or immediately adjacent to, airborne geophysical conductors and are considered to be excellent exploration targets. Trenching and mapping have expanded the knowledge of favourable mafic to ultramafic host rocks near the high grade Layden showing. Favorable mafic to ultramafic host rocks have also been discovered in three other areas on the property. All three correspond with nickel in soil anomalies.

The second phase of exploration, including a detailed conductivity and magnetic survey over all favourable areas and excavation of four additional trenches, was completed by the end of July, 2007. The budget for this program was approximately $30,000 and actual costs aggregated approximately $34,000.

Trenching and ground geophysics have been successful in expanding the size of the favourable metabasite host rocks over an area exceeding 125 meters long by up to 90 meters wide, with this zone remaining open to the north. The geophysical survey has expanded the known zone of near-surface sulfides and has resulted in the discovery of several new sulphide occurrences. Surface sampling shows that significant platinum group element values occur with high grade nickel-copper-cobalt zones. A 1.5 meter chip sample across the massive sulphide zone at the Layden showing with values of 3.8% nickel, 1.3% copper and 0.08% cobalt, returned 0.16 g/t platinum, 0.24 g/t palladium and 0.34 g/t gold. A massive sulphide boulder with values of 2.7 %

3) **Mineral Properties** (continued)

Taylor Brook, Newfoundland and Labrador, Canada

nickel, 1.1% copper and 0.06% cobalt, returned 0.13 g/t platinum, 0.16 g/t palladium, and 0.46 g/t gold. The remaining 22 samples were from low grade to anomalous nickel zones.

Drill pads have been constructed and permits are in place, enabling the program of up to 10 holes and 1,000 meters of drilling to commence subsequent to year-end. The program has been budgeted at $200,000, increasing to $210,000 if downhole EM surveying is included, and is expected to be completed in December.

Viking, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company, (issued 90,000 shares to September 30, 2007), and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company must also make a cash payment of $15,000 to the underlying property holder in fiscal 2008.

The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in silica-carbonate altered zones. Two large gold-in-soil anomalies have been defined on the property. Historic exploration included three drill holes that encountered large intervals of highly altered granite with anomalous gold grades, but failed to intersect the large quartz veins occurring as boulders on surface. Sixteen historical grab samples from outcrop and quartz boulders from the eastern soil anomaly of the property returned gold values ranging from trace to 42.8 grams per tonne, averaging 8 grams per tonne. The eastern soil anomaly has never been trenched or drill tested, but is also considered to be an excellent target for gold exploration.

First phase fieldwork has been completed on the property, including construction of an access road, completion of six trenches, geological mapping and sampling. The estimated budget for this pre-drilling exploration program was $110,000. Trenching was focused over large zones containing well-defined gold in soil anomalies and zones with high grade gold in rocks. The Company is pleased with the results of this first phase of trenching. The program has clearly demonstrated the existence of high-grade gold mineralization in the district and confirmed the potential for a large, high-grade, gold vein system. The trenching program uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne occurring over an area exceeding 1,500 meters in strike length. The increased geological database now allows for a preliminary interpretation of the geometry of mineralized zones to be undertaken. Mechanical trenching is likely the most cost-effective method for early stage exploration of the district. Permitting for the next phase of surface work will begin shortly. The second phase, expected to commence in May, 2008, will include a major trenching program along with detailed geologic mapping and sampling. A high-resolution satellite image of the district is being acquired to start a structural analysis to aid in the exploration of the mesothermal gold system.

Cold Springs, Nevada, USA

A drill program was undertaken in December, 2006 and January, 2007 comprised of five reverse circulation holes for a total of 1,664 meters. The budget for the drill program was $200,000 US, (approximately $230,000 CDN at that time). Actual costs for the program aggregated $182,000 US. While management was encouraged by the discovery of a new zone of gold and silver mineralization within a much larger anomalous halo, they believed that the Company's resources were better devoted to its Taylor Brook and other prospective projects. As a result, the Company attempted to attract a joint venture partner to perform further work on the property. By the extended option payment due date of May 2, 2007, no such partner

3) Mineral Properties (continued)

Cold Springs, Nevada, USA

was found and the Company decided to terminate the acquisition agreement without penalty or requirement for further payments. As a result, the Company wrote-off the capitalized exploration and acquisition costs associated with this property of approximately $270,000.

Other properties

Management investigated potential mineral properties in Newfoundland and Labrador, British Columbia, Mexico, Arizona and Nevada during the year ended September 30, 2007. Certain properties were not considered desirable acquisitions at the time. All capitalized property investigation costs that pertained to properties that were not acquired were written-off during the period. The President and Vice President Exploration of the Company continue to investigate potential acquisitions and are interested in areas that would allow the exploration programs to be spread throughout the year as opposed to being focused in the Spring through Fall periods.

4) Operating Results

Year ended September 30, 2007 compared to year ended September 30, 2006

A summarized statement of operations appears below to assist in the discussion that follows:

Year ended September 30	**2007**	**2006**
General and administrative expenses	$ (136,888)	$ (80,884)
Reporting to shareholders	(40,271)	(30,919)
Professional fees	(23,442)	(20,682)
Stock exchange and transfer agent fees	(12,703)	(10,151)
Foreign exchange loss	(9,294)	(4,330)
Interest income	24,241	13,883
Write-down of mineral properties	(290,668)	(163,513)
Loss	$ (489,025)	$(296,596)

The following summarizes the major expense categories comprising general and administrative expenses for the year ended September 30, 2007 and September 30, 2006 respectively:

Year ended September 30	**2007**	**2006**
Administrative consulting fees	$ 30,188	$ 13,466
Stock-based compensation	33,500	28,000
Occupancy costs	16,712	10,326
Office, secretarial and supplies	29,931	20,477
Website maintenance	6,882	1,231
Travel and promotion	2,300	-
Insurance	17,375	7,384
Total	$ 136,888	$ 80,884

General and administrative expenses increased approximately $56,000 from the prior period. Administrative consulting fees increased $17,000. The President attended an exploration conference in Nevada and the Round-up in Vancouver during the year ended September 30, 2007. Exploration activity increased compared to the previous period, with a resultant increase in administrative support. Finally the private placement during the current year demanded an increase in administrative time. Stock options were granted in fiscal 2007 and 2006 and were valued using the Black-Scholes Option Pricing Model.

Effective January, 2007, the Company's office sublease was renewed at considerably increased lease rates that were reflective of the Calgary rental market, resulting in a fiscal 2007 increase of $6,000 in occupancy costs. The sublease is with a related party – see 13) Related Party Transactions. Office, secretarial and supply costs increased due to increased activity levels and administrative costs associated with the financing that occurred during the current year. Costs associated with redesigning the Company's website aggregated approximately $5,000 during the current period with no comparable amount in the previous period. The remaining website costs pertain to monthly maintenance. Travel and promotion costs incurred

4) Operating Results (continued)

in the current period pertained to the conferences discussed above. Insurance costs have increased as a result of higher rates and the premium assigned to exploration in the United States as well as the fact that the Company acquired Directors' and Officers' insurance late in the third quarter of the current year. Reporting to shareholders expense has increased as a result of non-recurring Quebec Securities Commission fees.

The following summarizes the components of professional fees included in the statement of earnings:

Year ended September 30	**2007**	**2006**
Legal and filing fees	$ 9,238	$ 3,408
Audit fees	14,203	17,274
Total	$ 23,442	$ 20,682

Legal and filing fees increased due to expensing incorporation costs for NAMCOEX in the current period of $2,000 and increased filing fees associated with the financing and property acquisitions as well as an increase in news releases due to more exploration and acquisition activity.

The increase in foreign exchange loss is due to the considerably strengthened Canadian dollar compared to the US dollar during the year ended September 30, 2007. The result is that the Canadian dollar value of the US cash balances decreased. The Company is currently carrying less than $5,000 in US funds to finance clean-up costs in Nevada. Mineral property write-downs during the current year pertained to the write-down of the Cold Springs, Nevada property and to costs incurred to investigate possible property acquisitions. The prior year write-down pertained to the Silver Park, Nevada property.

Three months ended September 30, 2007 compared to three months ended September 30, 2006

Three months ended September 30	**2007**	**2006**
General and administrative expenses	$ (24,739)	$ (46,880)
Reporting to shareholders	(2,799)	(26)
Professional fees	(16,544)	(16,339)
Stock exchange and transfer agent fees	(3,780)	(1,853)
Foreign exchange loss	(482)	(305)
Interest income	10,135	4,480
Mineral property recovery (write-down)	(451)	3,065
Loss	$ (38,660)	$ (57,858)

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended September 30, 2007 and September 30, 2006 respectively:

Three months ended September 30	**2007**	**2006**
Administrative consulting fees	$ 7,048	$ 4,142
Stock-based compensation	-	28,000
Occupancy costs	4,666	2,495
Office, secretarial and supplies	5,658	6,627
Other	675	616
Insurance	6,692	5,000
Total	$ 24,739	$ 46,880

Options were granted in the three months ended September 30, 2006 and none in the current year's fourth quarter. The increase in occupancy costs is explained in the annual comparative above. The increase in administrative consulting fees relates to increased overall activity levels.

4) Operating Results (continued)

The following summarizes the components of professional fees for the three month periods:

Three months ended September 30	2007	2006
Legal and filing fees	$ 1,544	$ 839
Audit fees	15,000	15,500
Total	$ 16,544	$ 16,339

Interest income increased as a result of higher average cash balances resulting from the private placement undertaken in the current year. Mineral property write-downs during the current period pertained to costs incurred to investigate possible property acquisitions.

5) Liquidity and Capital Resources

The Company's working capital position at September 30, 2007 was $794,000, (September 30, 2006 - $526,000). Cash has increased $309,000 from September 30, 2006. The Company completed a private placement financing during the current year for net proceeds of $518,000 after cash issue costs. During the year ended September 30, 2007, warrants were exercised for total consideration of $232,000, (2006 - $95,000), and options were exercised to contribute $26,000, (2006 - $100,000), to the treasury. Interest income contributed $24,000 of cash, (2006 - $14,000). The Company expended $175,000 on administrative operations, (2006 - $123,000). Further, the Company expended approximately $307,000 of cash on mineral properties and exploration deposits, (2006 - $190,000).

Note that the large increase in payables from September 30, 2006 to September 30, 2007 related to the timing of the exploration programs during the respective years. The Company was undergoing exploration throughout September in Newfoundland and Labrador in the current year with only nominal exploration costs in the comparative period.

While the Company has sufficient cash to finance general and administrative expenses, reporting to shareholder costs, professional fees and stock exchange and transfer agent fees for fiscal 2008, as well as the proposed drilling program on Viking and Taylor Brook, it will require further equity financing to expand its fiscal 2008 exploration program beyond that currently budgeted or to acquire additional properties.

6) Financing

During the year ended September 30, 2007, the Company closed a non-brokered private placement of 4,583,333 units at a price of $0.12 per unit for gross proceeds of $550,000. Each unit was comprised of one common share and one-half of one share purchase warrant. A cash finder's fee of $25,000 was paid out of the gross proceeds and the Company issued "Finder's Warrants" to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units is comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009. The proceeds of this financing have been utilized to finance the phase one and two exploration programs on Taylor Brook and the phase one exploration program on Viking. The proceeds will continue to be used to investigate new properties, finance the drilling programs at Taylor Brook and Viking and provide general working capital.

7) Contractual Obligations

Commencing January 1, 2007 the Company's sublease was extended for a further five years. Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire an interest, subject to Net Smelter Royalties, in the Taylor Brook and Viking claims discussed above under 2) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire either or both of the properties.

7) Contractual Obligations (continued)

Combined contractual cash obligations for the following five **fiscal** years ended September 30 follow:

Nature of obligation	2008	2009	2010	2011	2012
Office Lease base rent	$12,100	$12,100	$12,100	$12,100	$ 3,000
Mineral property acquisition	$15,000	$50,000 *	$70,000 *	$80,000 *	$ -
Total	$27,100	$62,100	$82,100	$92,100	$ 3,000

* May be settled in equivalent value of common shares of the Company

In addition to the above cash mineral property commitments, at September 30, 2007 the Company was committed to issue common shares and incur a minimum dollar value of **cumulative** exploration expenditures during the following five fiscal years as follows:

	2008	2009	2010	2011	2012
Common shares	435,000	225,000	310,000	355,000	-
Cumulative exploration expenditures	$340,000	$750,000	$1,300,000	$2,400,000	-

Subsequent to year-end, the Company entered into a drilling contract for a minimum of 1,000 meters of drilling at an estimated committed amount of $120,000.

8) Exploration Expenditures

Refer to "Mineral Properties," note 4 to the consolidated financial statements.

9) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

10) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results			
Interest Income and other	$ 24,241	$ 13,883	$ 11,000
Net Loss	$ (489,025)	$ (296,596)	$ (96,684)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ 0.00
Financial Position			
Working capital	$ 793,703	$ 525,798	$ 619,765
Total assets	$ 1,040,538	$ 621,619	$ 692,925
Capital Stock	$ 9,902,399	$ 9,143,390	$ 9,008,231
Warrants	$ 132,781	$ 279,779	$ 307,000
Contributed Surplus	$ 548,848	$ 298,467	$ 183,206
Deficit	$ (9,610,055)	$ (9,121,030)	$(8,824,434)

Included in the loss for 2007 is a write-off of mineral properties aggregating $291,000, (2006 - $164,000, 2005 - $4,000). Stock-based compensation expense of $33,500 in 2007, (2006 - $28,000, 2005 - $Nil), also contributed to the increase in loss relative to previous years.

11) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Sept 30 2007 (Q4 2007)	June 30 2007 (Q3 2007)	Mar.31 2007 (Q2 2007)	Dec.31 2006 (Q1 2007)	Sept. 30 2006 (Q4 2006)	June 30 2006 (Q3 2006)	March 31 2006 (Q2 2006)	Dec. 31 2005 (Q1 2006)
Interest & Other	10,135	$ 6,824	$ 3,180	$ 4,102	$ 4,481	$ 3,452	$ 2,575	$ 3,375
Net loss before mineral property write-offs	(38,209)	(63,510)	(43,071)	(53,567)	(60,923)	(42,317)	(19,454)	$(10,389)
Mineral property write-offs	(451)	(5,459)	(278,230)	(6,528)	3,065	(450)	(166,128)	-
Net Loss	(38,660)	(68,969)	(321,301)	(60,095)	$(57,858)	$(42,767)	$(185,582)	$(10,389)
Basic and diluted loss per share	$ 0.00	$ 0.00	$ (0.01)	$ 0.00	$ 0.00	$ 0.00	$ (0.01)	$ 0.00

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. General and administrative expenses tend to be higher in the quarters ended March 31 and June 30 because annual report and other annual mailings as well as annual meeting costs tend to be incurred in these periods. Stock-based compensation can also comprise a significant portion of a loss in any quarter. Compensation is recorded when stock options are granted and have vested; the timing and amount of such grants can vary from year to year. Stock-based compensation of $28,000 in the fourth quarter of 2006, $27,000 in the first quarter of 2007 and $6,500 in the third quarter of 2007 all increased the losses in the respective quarters.

12) Directors and Officers

Shane Ebert	*Director and President*
Jean Pierre Jutras	*Director and Vice-President*
Stephen Rowins	*Vice-President Exploration*
Lesley Hayes	*Director*
Douglas Cageorge	*Director*
Shari Difley	*Chief Financial Officer*
Barbara O'Neill	*Corporate Secretary*

13) Related Party Transactions

The following non-arm's length transactions occurred during the year ended September 30, 2007:

i) paid or accrued $10,500, (2006 - $5,300), to a corporation related by virtue of common officers and directors for rent of shared office space and $9,900, (2006 - $8,500), for lease operating and miscellaneous administrative costs.

ii) paid or accrued $105,300, (2006 - $37,300), for consulting fees charged by officers or their companies on a per diem or hourly basis for accounting and administrative services and geological consulting services provided.

iii) paid or accrued to a corporation related by virtue of common officers and/or directors, $27,700, (2006 - $17,800), for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

Officers and directors subscribed to 129,165 units of the private placement described under 5) Financing, above.

14) Capital Stock

a) Issued:

Refer to Note 6 to the financial statements. Subsequent to September 30, 2007, up to December 11, 2007, the Company issued 12,500 common shares at $0.16 per share pursuant to warrant exercises.

b) Stock Options and Warrants

i) Options

Refer to Note 6 to the financial statements for details of the option transactions occurring during the year ended September 30, 2007 and period-end balances. During the period from October 1, 2007 to December 11, 2007, no options were exercised and none expired. Options were granted to officers, directors and one employee to acquire 925,000 common shares at $0.22 per share to October 17, 2012.

ii) Warrants

Refer to Note 6 to the financial statements for details of warrants issued, exercised and expired during the year ended September 30, 2007. Between October 1, 2007 and December 11, 2007, the Company issued 12,500 common shares at $0.16 per share pursuant to warrant exercises.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would likely attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright.

A $200,000 drill program of up to 10 holes and 1,000 meters has commenced on Taylor Brook and a trenching and detailed geological mapping and sampling program is proposed for the Viking property, to be followed by drilling.

The Company currently plans to undertake another financing, the timing of which is dependent upon project results and market conditions. Management continues to evaluate possible property acquisitions, in particular in other North American countries where winter exploration is possible. Management will consider looking at more advanced projects if a desirable deal can be arranged and the Company can finance it. Further, management is reviewing historical exploration data on its properties in Quebec and Newfoundland & Labrador that were previously written-off, but for which claims are still current. Market conditions have changed since exploration ceased on these properties, and there has been renewed exploration in certain of these areas by other companies. A review of the Company's exploration data will determine if it warrants revisiting these properties.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a

16) Risks (continued)

material liability to the Company, however changes to legislation could result in the Company being offside at some point in the future.

e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.

f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.

g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business. This has been somewhat mitigated for geological requirements by the hiring of Dr. Rowins in the current year as V.P. Exploration.

h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property will not be realized, based on the foregoing criteria, an impairment provision is made for the decline in value.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

Currently adopted

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value. It also describes how to present financial instrument gains and losses. The new Canadian rules became effective during the Company's first quarter of fiscal 2007. There were no significant changes to the September 30, 2007 financial statements resulting from the adoption of this accounting policy.

18) New Accounting Policies (continued)

Currently adopted

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The new Canadian rules became effective during the Company's first quarter of fiscal 2007. There were no significant changes to the September 30, 2007 financial statements resulting from the adoption of this accounting policy.

Future Application

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on October 1, 2007.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company is currently assessing the impact of these new accounting standards on its financial statements.

19) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as of September 30, 2007, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. It should be noted that while the Company's President and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

20) Internal Controls over Financial Reporting

The President and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of September 30, 2007. They have not identified any changes to the Company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting during the most recent interim period.

21) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

END